NEWS RELEASE

Company Contact:
Barry Regenstein, President
Command Security Corporation
845-454-3703

COMMAND SECURITY CORPORATION REPORTS
RESULTS FOR FIRST QUARTER OF FISCAL 2011

Operating Income Increases 129% and Net Income Increases 178%
For First Quarter Fiscal 2011

Lagrangeville, New York***August 11, 2010***Command Security Corporation (NYSE Amex: MOC) announced today its financial results for its first fiscal quarter of 2011 ended June 30, 2010.

For the three months ended June 30, 2010, revenues increased 3.3% to $36,236,168, compared with revenues of $35,067,884 in the same period of the prior year.  Operating income for the three months ended June 30, 2010 increased 129.2% to $917,709, compared with $400,369 in the same period of the prior year.  Net income increased 177.7% to $442,175, or $0.04 per basic and diluted share, compared with $159,220, or $0.01 per basic and diluted share, in the same period of the prior year.

The increase in revenues for the three months ended June 30, 2010 was due primarily to the following events:

•
A full three months of revenues during the current fiscal quarter under a contract that commenced at various dates during the prior year period to provide security services to a major transportation company; and

•	Expansion of security services provided to new customers, including an electronic design company, a technology company, and a major New York City based hospital.

The increase in net income for the three months ended June 30, 2010 compared to the corresponding period of the prior fiscal year was due mainly to a full three months of operations under a contract that commenced at various dates during the prior year period to provide security services to a major transportation company and expanded security services provided to new customers as described above.  The increase in net income was partially offset by the loss of a contract with Delta Air Lines to provide skycap, wheelchair, cargo, security and baggage handling services at John F. Kennedy International Airport and continued reductions of service hours for several of our airline customers, which we believe is primarily resulting from a downturn in their respective businesses.

In commenting on results from the first fiscal quarter of 2010, Edward S. Fleury, Chief Executive Officer of Command Security, said, “We are proud of the fact that our long-term commitments to operational excellence have provided Command Security with a stable revenue base while we continue to make progress against our strategic goals of balance sheet strength, expense management and growth. Despite economic headwinds which include a competitive marketplace, an increased regulatory and compliance environment and escalating state budgetary issues-all of which affect our top line and earnings, the team was successful in winning key new business that will support our efforts to drive market share improvements.  We look forward to the future as we remain focused on providing our clients with exceptional service.”

Barry I. Regenstein, President of Command Security, stated, “We are very pleased to report strong year-over-year improvements across all our financial metrics.  We believe our progress, particularly on the balance sheet and expense management, enables us to better withstand the effects of ongoing market volatility.  In addition, we continue to be mindful that in order for us to be successful, we must continue to execute our plans, serve customers well, anticipate challenges and win in the marketplace every day.”

About Command Security Corporation

Command Security Corporation provides uniformed security officers, aviation security services and support security services to commercial, financial, industrial, aviation and governmental customers throughout the United States.  We safeguard against theft, fraud, fire, intrusion, vandalism and the many other threats that our customers are facing today.  By partnering with each customer, we design programs customized to meet their specific security needs and address their particular concerns.  We bring years of expertise, including sophisticated systems for hiring, training, supervision and oversight, backed by cutting-edge technology, to every situation that our customers face involving security.  Our mission is to enable our customers to operate their businesses without disruption or loss, and to create safe environments for their employees.  For more information concerning our company, please refer to our website at www.commandsecurity.com.

Forward-Looking Statements

This announcement by Command Security Corporation (referred to herein as the “Company”) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and within the meaning of the Private Securities Litigation Reform Act of 1995 about the Company that are based on management’s assumptions, expectations and projections about the Company.  Such forward-looking statements by their nature involve a degree of risk and uncertainty.  The Company cautions that actual results of the Company could differ materially from those projected in the forward-looking statements as a result of various factors, including but not limited to the factors described under the heading “Risk Factors” in the Company’s most recent Annual Report on Form 10-K for the fiscal year ended March 31, 2010, filed with the Securities and Exchange Commission, and such other risks disclosed from time to time in the Company’s periodic and other reports filed with the Securities and Exchange Commission.  You should consider the areas of risk described above in connection with any forward-looking statements that may be made by the Company.  The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.  You are advised, however, to consult any additional disclosures the Company makes in proxy statements, quarterly reports on Form 10-Q, annual reports on Form 10-K and current reports on Form 8-K filed with the Securities and Exchange Commission, which are publicly available at the Securities and Exchange Commission’s website at www.sec.gov/edgar.shtml.

COMMAND SECURITY CORPORATION

	Three Months Ended June 30, (Unaudited)
	2010	2009
Revenues	$36,236,168	$35,067,884

Operating income	917,709	400,369

Other expense	90,534	116,149

Provision for income taxes	385,000	125,000

Net income	$442,175	$159,220

Net income per common share
Basic	$0.04	$0.01
Diluted	$0.04	$0.01

Weighted average number of common shares outstanding
Basic	10,872,098	10,804,683
Diluted	11,154,435	11,258,041

Balance Sheet Highlights	June 30, 2010	March 31, 2010
	(Unaudited)	(Audited)

Cash	$2,549,349	$1,211,948
Accounts receivable	22,303,463	23,131,801
Total current assets	27,600,992	28,540,443
Total assets	35,769,304	36,715,081
Total current liabilities	17,685,616	19,116,985
Short-term debt	9,497,872	10,995,744
Total liabilities	18,340,750	19,931,846
Stockholders’ equity	17,428,554	16,783,235
Total liabilities and stockholders’ equity	$35,769,304	$36,715,081